UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On November 14, 2013, Sapiens International Corporation N.V., or Sapiens, announced the pricing of its underwritten, public offering of 5,650,000 of its common shares. The shares will be sold in the offering at a price to the public of $6.25 per share. Sapiens has granted to the underwriters for the offering an option to purchase from it up to an additional 847,500 of its common shares to cover over-allotments. The press release describing the announcement is attached hereto as Exhibit 99.1.

Also on November 14, 2013, Sapiens entered into an underwriting agreement, dated November 14, 2013, with Barclays Capital Inc., as representative of the underwriters named therein, that reflects the above-described terms of the offering.

The closing of the offering is expected to take place on November 19, 2013, subject to the satisfaction of customary closing conditions.

The shares will be sold pursuant to a shelf registration statement, as amended, that Sapiens filed with the Securities and Exchange Commission, or the SEC, which became effective on May 2, 2013 (SEC File No. 333-187185), and a registration statement on Form F-3 (SEC File No. 333-192325) filed with the SEC on November 14, 2013 pursuant to Rule 462(b) under the Securities Act of 1933, as amended. A prospectus supplement relating to the offering has been filed with the SEC.

A copy of the underwriting agreement is attached as Exhibit 1.1 hereto and is incorporated by reference herein. The description of the underwriting agreement herein is a summary and is qualified in its entirety by the terms of the underwriting agreement.

The legal opinion of Curacao counsel to Sapiens regarding the validity of the common shares being offered and sold pursuant to the offering serves as Exhibit 5.1 hereto and is incorporated by reference herein.

Each of Exhibits 1.1 and 5.1 hereto is incorporated by reference into Sapiens’ registration statements on Form F-3 (SEC File No.’s 333-187185 and 333-192325), filed with the SEC on March 11, 2013 and November 14, 2013, respectively.

All statements included or incorporated by reference in this Form 6-K, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry and business, management’s beliefs and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “projects,” “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. More information about the risks, uncertainties and assumptions that may impact our business is set forth in our annual report on Form 20-F and in the prospectus supplement. All forward-looking statements in this Form 6-K are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

By: /s/ Roni Giladi
Roni Giladi
Chief Financial Officer

Dated: November 14, 2013

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

1.1	Underwriting Agreement, dated November 14, 2013, by and among Barclays Capital Inc., as representative of the underwriters named therein and Sapiens International Corporation N.V.

5.1	Opinion of Spigt Dutch Caribbean N.V. regarding the validity of the common shares being offered and sold (incorporated by reference to Exhibit 5.1 to Sapiens’ registration statement on Form F-3 (SEC File No. 333-192325), filed with the SEC on November 14, 2013).

99.1	Press release, dated November 14, 2013, issued by Sapiens International Corporation N.V.